EXHIBIT 12

PUBLIC SERVICE COMPANY OF OKLAHOMA
Computation of Ratios of Earnings to Fixed Charges
(in millions except ratio data)

						Twelve	Six
						Months	Months
	Years Ended December 31,					Ended	Ended
	2013	2014	2015	2016	2017	6/30/2018	6/30/2018
EARNINGS
Income Before Income Taxes	$163.7	$137.5	$143.8	$154.4	$122.1	$116.1	$34.4
Fixed Charges (as below)	57.6	58.2	66.1	56.9	56.5	60.8	32.8
Total Earnings	$221.3	$195.7	$209.9	$211.3	$178.6	$176.9	$67.2

FIXED CHARGES
Interest Expense	$53.2	$54.6	$58.6	$51.2	$53.4	$57.4	$31.0
Credit for Allowance for Borrowed Funds Used During Construction	2.2	1.8	5.0	3.4	1.1	1.4	0.8
Estimated Interest Element in Lease Rentals	2.2	1.8	2.5	2.3	2.0	2.0	1.0
Total Fixed Charges	$57.6	$58.2	$66.1	$56.9	$56.5	$60.8	$32.8

Ratio of Earnings to Fixed Charges	3.83	3.36	3.17	3.71	3.16	2.90	2.04